UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2004

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: February 2, 2004

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1. Press Release issued on February 2, 2004 by AXA, announcing AXA's consolidated revenues for the full year 2003.

                                [AXA LOGO OMITTED]

                                  PRESS RELEASE


                                                           February 2, 2004



-------------------------------------------------------------------------------
                        AXA CONSOLIDATED REVENUES UP 5.3%
                   ON A COMPARABLE BASIS TO EURO 71.6 BILLION
                             FOR THE FULL YEAR 2003

                      SUSTAINED GROWTH THROUGHOUT THE YEAR
                 FUELLED BY A STRONG RECOVERY IN LIFE & SAVINGS
                      AND A TURNAROUND IN ASSET MANAGEMENT

-------------------------------------------------------------------------------

o Life & Savings revenues increased by 8.5% to Euro 46.8 billion, due to strong sales in the US, Belgium and Germany, as well as France and Japan. Momentum increased during 4Q03 in Asia, especially in Japan and Hong-Kong.

o Growth in Property & Casualty revenues expanded by 4.0% to Euro 17.1 billion, as the Group continued to expand its franchise in personal lines, while commercial lines benefited from targeted rate increases and cancellations.

o Positive net inflows of Euro 20 billion and favorable equity markets led to a 17.2% increase in Assets Under Management (AUM) from year-end 2002 to Euro 668 billion at December 31, 2003. Though daily average equity index levels remained below prior year, Asset Management revenues were flat at Euro 2.9 billion. 4Q03 revenues improved by 18.5%.

o As expected, International Insurance revenues decreased by 10.9%, primarily driven by the planned reinsurance revenue decline of 17.7% (- 44.9% including the US reinsurance run-off and foreign exchange impacts), following the repositioning of AXA RE. AXA Corporate Solutions Insurance revenues declined by 3.9% as rate increases and targeted growth in France were offset by voluntary reduced exposure to selected business lines.

--------------------------------------------------------------------------------
Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------

PARIS--AXA reported today consolidated revenues of Euro 71.6 billion for the full year 2003. On a comparable basis (adjusted for scope and currency changes), revenues grew by 5.3% compared to the same period last year, and 3.2% during the quarter. On a reported basis, total revenues were down 4.1% from 2002 (Euro 74.7 billion), strongly impacted by (i) the strength of the Euro versus other currencies (Euro 5.5 billion impact or -7.4%), (ii) the sale of AXA Australia Health activities, AXA Austria and AXA Hungary, as well as (iii) the run-off of AXA RE's US activities (Euro 0.7 billion or -1.1%).

"The restructuring efforts that we have made, combined with an improved global economy, have enabled the Group to achieve good growth in Life & Savings and for the first time in several years, to achieve positive net inflows in most of our continental Property & Casualty personal lines business. In addition, we see very positive signs in asset management, and in the Asia-Pacific region where growth is improving. We also see encouraging signs on unit-linked activities which now represent 32% of total revenues, said AXA Chief Executive Officer Henri de Castries. "2003 will show that we have made very solid progress in terms of operating efficiency and that we have a stronger platform than ever to further develop growth"



                               -------------------------------------------------------------------------------
Twelve months ended                                                          Change on a      Contribution
(Euro million)                   December         December      Change        comparable        to Total
                                 31, 2003         31, 2002                      basis           Revenues
--------------------------------------------------------------------------------------------------------------

TOTAL                               71 628         74 727        -4.1%            +5.3%              100%

 Life & Savings                     46 799         48 586        -3.7%            +8.5%               65%

 Property & Casualty                17 098         15 948        +7.2%            +4.0%               24%

 International Insurance             3 972          5 762       -31.1%           -10.9%                6%

 Asset Management                    2 922          3 411       -14.3%            -0.3%                4%

 Other Financial Services              836          1 020       -18.0%           -19.2%                1%
--------------------------------------------------------------------------------------------------------------

LIFE & SAVINGS: 65% OF CONSOLIDATED REVENUES
--------------------------------------------

TOTAL LIFE & SAVINGS REVENUES INCREASED BY 8.5% DURING 2003 TO EURO 46,799 MILLION. IN 4Q03, REVENUES INCREASED BY 3.2% COMPARED TO 4Q02.

Sustained strong performances were recorded in most countries, in particular the US, Belgium and Germany while momentum increased in Asia during 4Q03, especially in Japan and Hong-Kong.

Unit-linked products sales increased by approximately 20% when compared to last year (32% of total Life & Savings revenues in 2003), driven by continued strong growth in the US and the UK.

                                      ----------------------------------------------------------------
Twelve months ended                                                                       Change on a
(Euro million)                          December        December          Change           comparable
                                        31, 2003        31, 2002                              basis
------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                 46 799         48 586         - 3.7%            + 8.5%
.. United States                                13 732         12 726         + 7.9%           + 29.1%
.. France                                       10 882         10 423         + 4.4%            + 4.4%
.. Japan                                         6 078          6 428         - 5.4%            + 6.2%
.. United Kingdom(a)                             5 831          8 362        - 30.3%           - 11.2%
.. Germany                                       3 428          3 140         + 9.2%            + 9.2%
.. Belgium                                       2 050          1 629        + 25.9%           + 25.9%
.. Other countries                               4 798          5 877        - 18.4%            - 8.8%
    of which Australia/New Zealand(b)           1 697          2 018        - 15.9%            - 0.9%
    of which Hong-Kong                            791            936        - 15.6%            + 0.7%
------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 1,035 million in 2003, stable on a comparable basis from Euro 1,141 million in 2002.

(b) AXA Australia Health activities were sold in August 2002. They contributed Euro 326 million to 2002 revenues.

UNITED STATES: Revenues increased by 29% during 2003, driven by the very strong sales of the Variable Annuity ("VA") Accumulator Series, although during 4Q03, the rate of growth slowed since 4Q02 included large Institutional Separate Account premiums related to Equitable Life employees benefit plans. Excluding all Institutional Separate Account premiums, revenues increased respectively by 35% and 12% for 2003 and 4Q03. Variable annuity sales totaled $ 2.2 billion in 4Q03, representing an 8% increase compared to a record 4Q02 as financial markets recovered after a weak 3Q02. Life premiums decreased by 2%.

FRANCE: Revenues were up 4% during 2003, due to continued growth in individual general account premiums and new Group business. Individual savings segment continued to grow during 2003, with premiums increasing by 4%, mainly due to a 13% rise in general account premiums as customers turned to products regarded as less volatile. Excluding fronting business, notably a significant contract underwritten in June 2002, direct business in individual savings recorded a 5% growth, outperforming traditional insurers (+3%, source FFSA). The rise in general account premiums was partly offset by a 30% decline in unit-linked premiums. As a result, at year-end 2003, general account premiums represented 86% of individual savings premiums versus 79% at year-end 2002. Group savings premiums increased by 16% due to new business, with unit-linked premiums accounting for 37% of premiums compared to 34% last year.

The national launch of AXA Banque's product offering in September 2003 had a very good start, in line with expectations. Since the beginning of the year, the introduction of the banking platform to our distribution network has been very successful, with 50,000 additional clients. This activity is currently reported under "Other Financial Services".

JAPAN: Revenues increased by 6% during 2003, as a result of higher margin individual health sales, continued conversion progress, and strategic bancassurance agreements, mitigated by a slowdown in Group pension transfers
(Euro 882 million during 2003, compared to Euro 1,695 million in 2002). Excluding Group pension transfers, revenues increased by 23%.

Investment & Savings premiums decreased by 17%, driven by a 26% slowdown in Group pension business. Health premiums increased by 49% due to the distribution network focus on sales of Medical Whole Life products (+28%, excluding conversions), despite lower renewals on Medical Term reflecting the increased competition in this market. Life premiums increased 19% benefiting from conversion flows.

UNITED KINGDOM: Total revenues fell 11% during 2003 with new business on an APE(1) basis down 11% for the year. However, positive momentum continues with new business being 6% higher in 4Q03 versus 4Q02. Since the withdrawal from the With-Profit bonds market in the second half of 2002, AXA's focus has been on selling cautious investment products, which continue to drive sales performance in unsettled market conditions. As a result, unit-linked premiums increased by 27% during 2003 and represented 72% of 2003 total revenues compared to 51% during 2002.

GERMANY: Revenues rose by 9%, driven by strong growth of non unit-linked investment & savings products (+27%) fuelled by an increase in new business strongly supported by the newly established "Pensionskasse" (group pension fund product).

Health revenues increased 15%, driven by strong new business sales up 23% and lower lapse rates. Life revenues remained stable.

BELGIUM: Revenues, up 26%, continued to be driven by strong sales of non unit-linked products, up 45% during 2003. Two non unit-linked products in particular showed strong growth, Crest (+55%), and Opti-Deposit (+94%, excluding a non recurring single premium contract of Euro 103 million). The solid growth in non unit-linked products was partially offset by lower unit-linked product sales (-13%). Group revenues increased by 21% due to a large exceptional single premium (Euro 47 million)

AUSTRALIA/NEW ZEALAND: Revenues decreased by 1%, as improvements in group pensions and individual life were offset by declines in individual retirement income following tactical price increases. Fee revenues from advisory business, which is the key strategic focus of Australia/New Zealand, increased 5% over 2002 (including ipac(2)). Retail mutual fund sales, net of redemptions, climbed 39% due to strong unit trust sales and well perceived AXA mutual funds products. Recent results published by an independent researcher place AXA in the top five for retail net sales, one of the key goals under its 3 year transformation program.

HONG-KONG: Revenues increased 1% during 2003. Sales continued to gain momentum in 4Q03 with gross written premiums up 8% from the same period last year following improved economic conditions and financial markets after a slow start. Excluding the non-recurring impact of a single premium structured product issued in 2Q02, total revenues increased by 3% reflecting improved individual life sales (+18% on an APE basis) and improved persistency.


---------------------
1 Annual Premium Equivalent (APE) representing total regular premiums plus 10% of single premiums.

2 Acquired in August 2002

PROPERTY & CASUALTY: 24% OF CONSOLIDATED REVENUES
-------------------------------------------------

TOTAL PROPERTY & CASUALTY(3) GROSS WRITTEN PREMIUMS INCREASED BY 4.0% DURING 2003 TO EURO 17,098 MILLION. THE SEGMENT CONTINUED TO BENEFIT FROM TARIFF INCREASES AND PERSONAL LINES' PORTFOLIO GROWTH, WHILE, AT THE SAME TIME, APPLYING STRICT UNDERWRITING POLICIES IN ALL COUNTRIES. IN 4Q03, GROSS WRITTEN PREMIUM WITNESSED A RELATIVELY STABLE GROWTH OF 3.9% MAINLY DRIVEN BY FRANCE (+7.5%), THE UK (+2.0%) AND GERMANY (+1.8%) WHILE IN BELGIUM PREMIUMS DECLINED BY -5.8% DUE TO WORKER COMPENSATION VOLUNTARY PRUNING.


                              ----------------------------------------------------------------
Twelve months ended                                                            Change on a
(Euro million)                     December     December           Change       comparable
                                   31, 2003     31, 2002                           basis
----------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                    17 098         15 948         + 7.2%        + 4.0%
.. France                                4 640          4 383         + 5.9%        + 5.9%
.. United Kingdom(a)                     3 664          2 749        + 33.2%        + 3.6%
.. Germany                               2 847          2 843         + 0.1%        - 0.5%
.. Belgium                               1 405          1 395         + 0.7%        + 0.7%
.. Other countries                       4 543          4 577         - 0.7%        + 6.4%
----------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro 1,035 million in 2003, stable on a comparable basis from Euro 1,141 million in 2002.

PERSONAL LINES (59% OF THE P&C PREMIUMS) showed an improved growth of 3%. Motor revenues increased 2%, due to a combination of moderate rate increases and portfolio growth. In France (+4%), the motor portfolio benefited from positive net inflows, following strong marketing campaigns on targeted segments. In Germany, motor premiums increased by 3%, thanks to the success of the dual product strategy (AXA die Alternative). The 4% growth in motor premiums in Belgium was attributable to significant rate increases and portfolio growth (+1%). In the UK, motor revenues continued decline due to sustained strict underwriting and AXA's decision to convert policies written in its partnership with RAC(4), to a broker panel operated by AXA and in which AXA participates as a panel member.
Non-motor activities rose 4%. In the UK, growth of 10% was mainly due to new partnerships agreements.

COMMERCIAL LINES (33% OF THE P&C PREMIUMS) recorded growth of 8% due to significant tariff increases in all branches, combined with a strict underwriting policy and portfolio pruning. Commercial motor increased by 2%, primarily as a result of rate increases.

Growth in commercial non-motor of 10% was due to strong tariff increases partly offset by portfolio pruning measures. In France, property lines increased by 10% and liability lines by 13%. In the UK, commercial lines (non-motor) increased 17%, owing to rate increases across the board and new account wins in SME's property. Belgium remained stable as revenues were impacted by portfolio pruning in Worker compensation lines (-3.6% in 2003).

-----------------------
3 Large risks are included in International Insurance segment.

4 RAC plc provides motoring services to individuals and businesses including roadside assistance and insurance.

ASSET MANAGEMENT: 4% OF CONSOLIDATED REVENUES

ASSET MANAGEMENT FEES, COMMISSIONS AND OTHER REVENUES WERE EURO 2,922 MILLION DURING 2003, DECLINING BY 0.3%. THE 4Q03 IMPROVEMENT IN ASSET MANAGEMENT REVENUES, UP 18.5% FROM 4Q02, WAS DUE TO STRONGER EQUITY MARKETS AS WELL AS POSITIVE YEAR TO DATE INFLOWS RESULTING IN HIGHER AVERAGE ASSETS UNDER MANAGEMENT (AUM) IN 4Q03.

HOWEVER, FOR 2003, DAILY AVERAGE INDEX LEVELS REMAINED BELOW THEIR 2002 LEVELS (S&P500 -3%; STOXX50 -21%).

Both Alliance Capital and AXA Investment Managers showed an increase in AUM from year-end 2002, benefiting from positive net inflows (+ Euro 20 billion) and equity market recoveries (+ Euro 90 billion), partly offset by adverse exchange rates' evolution (- Euro 78 billion). Total AUM were up 5% (+17% at constant exchange rate) to Euro 668 billion at December 31, 2003.


                                  --------------------------------------------------------------
Twelve months ended                                                               Change on a
(Euro million)                            December     December      Change        comparable
                                          31, 2003     31, 2002                       basis
------------------------------------------------------------------------------------------------

ASSET MANAGEMENT                            2 922          3 411      - 14.3%          - 0.3%
.. Alliance Capital                          2 311          2 778      - 16.8%          - 0.4%
.. AXA Investment Managers(a)                  611            633       - 3.4%          + 0.5%
------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, net revenues were up 4% on a comparable basis.

ALLIANCE CAPITAL: Revenues(5) were essentially flat, due to lower institutional research fees and distribution revenues, partially offset by higher performance fees from strong investment returns. AUM increased by Euro 7 billion from year-end 2002 to Euro 376 billion at December 31, 2003, driven by positive net inflows of Euro 7 billion (Euro 11 billion, excluding cash management) and market appreciation of Euro 71 billion, almost wholly offset by an adverse currency impact of - Euro 71 billion. On a constant exchange rate basis, AUM increased by 23%, with average AUM up 2%.

AXA INVESTMENT MANAGERS (AXA IM): Revenues(5) increased slightly, on a comparable basis, but increased by 4% excluding management and front-end fees collected by AXA IM on behalf of external distributors. Management fees increased by 8% partly offset by lower performance fees. AUM increased by Euro 24 billion from year-end 2002 to Euro 292 billion at December 31, 2003, due to net inflows of Euro 13 billion (especially on the institutional segment) and market appreciation of Euro 19 billion, partly offset by adverse currency movements of - Euro 7 billion. On a constant exchange rate basis, AUM increased by 12%, with average AUM up 4%.

-------------------
5 Net of inter-company transactions

INTERNATIONAL INSURANCE: 6% OF CONSOLIDATED REVENUES
----------------------------------------------------

As expected, International Insurance revenues declined by 10.9% (-31.1% on a reported basis) to Euro 3,972 million. Reinsurance activities declined by 17.7% (- 44.9% including the run-off of the US reinsurance activities and foreign exchange impacts). AXA Corporate Solutions Insurance declined by 3.9% as rate increases and targeted growth in France were offset by voluntary reduced exposure to selected business lines.


                                                  ---------------------------------------------------------------
Twelve months ended                                                                                Change on a
(Euro million)                                          December         December        Change     comparable
                                                        31, 2003         31, 2002                      basis
-----------------------------------------------------------------------------------------------------------------

INTERNATIONAL INSURANCE                                    3 972           5 762        - 31.1%        - 10.9%
.. AXA RE                                                   1 913           3 472        - 44.9%        - 17.7%
.. AXA CS Insurance                                         1 550           1 762        - 12.1%         - 3.9%
.. AXA Cessions                                                87             100        - 13.1%        - 13.1%
.. AXA Assistance                                             408             397         + 2.7%        + 12.2%
.. Other transnational activities                              14              30        - 52.1%        - 57.0%
-----------------------------------------------------------------------------------------------------------------

REINSURANCE revenues declined by 18%, reflecting AXA RE's continued stringent underwriting policy aimed at reducing the risk exposure of the portfolio whilst focusing the Property & Casualty portfolio on more profitable businesses such as non-proportional Property Cat. Property & Casualty current year net written premiums were down 27%, specifically on proportional business (-42%). Non-proportional business now represents 53% of premiums against 37% last year. As a reminder, 2002 revenues strongly benefited from prior years' premium revisions (Euro 271 million in 2002, compared to Euro 4 million this year).

INSURANCE revenues decreased by 4%, as strong rate increases and new business, particularly on French lines (Property +23%, Casualty +24%), were offset by lower premiums in Aviation (-38%) as well as reduced exposure to selected business lines and the reshuffling of the UK portfolio especially in Property (-60%) and Casualty (-33%).


                                       * *
                                        *

ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA reported total revenues of Euro 72 billion for full year 2003. Assets under management at June 30, 2003 were Euro 755 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------

AXA INVESTOR RELATIONS:                       AXA MEDIA RELATIONS:
----------------------                        -------------------
Matthieu Andre:          +33.1.40.75.46.85    Christophe Dufraux: +33.1.40.75.46.74
Caroline Portel:         +33.1.40.75.49.84    Clara Rodrigo:      +33.1.40.75.47.22
Laetitia de Charentenay: +33.1.40.75.56.07    Rebecca Le Rouzic:    +33.1.40.75.97.35
                                              Jeff Tolvin:        (1).212.314.3740

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1
LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES - TWELVE MONTHS 2003


                          ------------------------- ---------------------------------------------------  ---------------------
                              Gross      Change on                                                              % UL
                             Revenues   comparable             Gross Written Premiums         Other        in Gross Revenues
                                                         -------------------------------------           ---------------------
                               2003        Basis          UL       Non-UL      Health         Revenues*   2003 (c)      2002
                          ------------------------  -------------------------------------------------    ---------------------

------------------------- ------------------------  -------------------------------------------------    ---------------------

United States                13 732       + 29.1%       7 703       5 515        138             375        56%            54%
France                       10 882        + 4.4%       1 256       8 195      1 431                        12%            15%
Japan                         6 078        + 6.2%          88       4 803      1 188                         1%             2%
United Kingdom(a)             5 831       - 11.2%       4 207       1 624                                   72%            44%
Germany                       3 428        + 9.2%         212       2 432        784                         6%             6%
Belgium                       2 050       + 25.9%         133       1 918                                    6%             9%
Australia/New-Zealand(b)      1 697        - 0.9%         578         862        129             129        34%            28%
Hong-Kong                       791        + 0.7%         129         636         25                        16%            17%
The Netherlands                 768       - 16.3%         246         232        284               6        32%            28%
Spain                           470       - 43.6%          48         422                                   10%             2%
Italy                           566        + 2.6%         154         412                                   27%            59%
Others                          505        + 5.3%          79         411         12               3        16%            13%

------------------------- ------------------------  -------------------------------------------------    ----------------------

TOTAL                         46 799       + 8.5%       14 835     27 462      3 990             513        32%            29%

* Other revenues include all non-insurance business (fees received from servicing business and fees on the sale of mutual funds).

(a)  UK Health  activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January
     1, 2003. On a pro-forma basis (i.e., excluding Health for 2002), UL would represent 51% of UK revenues in 2002.

(b)  AXA Health,  subsidiary of AXA Asia Pacific Holdings,  was sold in August 2002. On a pro-forma basis (i.e.,  excluding Health for 2002), UL would represent 34% of Australia/New-Zealand revenues in 2002.

(c)  Using 2002 exchange rates,  2003 UL products would  represent  approximately  33% of total gross revenues  compared to 29% in
     2002.

                      ----------------------------------------Be Life Confident-----------------------------

APPENDIX 2
LIFE & SAVINGS* - SPLIT BY BUSINESS LINES - TWELVE MONTHS 2003


                         -----------------------------------------------------------------------------------------------------------
                           Investment & Savings                Life                    Health                  Other premiums
                         -----------------------------------------------------------------------------------------------------------
                         Contribution  Change on a  Contribution  Change on a  Contribution  Change on a  Contribution  Change on a
                           to gross    comparable   to gross      comparable   to gross      comparable   to gross      comparable
                           revenues    basis        revenues      basis        revenues      basis        revenues      basis
                         -----------------------------------------------------------------------------------------------------

------------------------ -----------------------------------------------------------------------------------------------------

United States               78%            + 49%      15%          - 2%          1%          - 4%           3%           -45%
France                      67%             + 5%      20%           +1%         13%          + 6%
Japan(a)                    36%            - 17%      44%         + 19%         20%         + 49%
United Kingdom(b)           88%            - 13%      12%          + 9%
Germany                     19%            + 27%      50%            0%         23%         + 15%           8%          + 19%
Belgium(c)                  67%            + 36%      13%          - 5%                                    21%          + 21%
Australia/New-Zealand(d)    69%             - 2%      16%          + 1%          8%          - 3%
Hong-Kong                   26%             - 4%      70%          + 3%          3%          - 4%           2%           - 2%
The Netherlands             35%            - 19%      27%         - 13%         37%         - 16%
Spain                       78%            - 51%      22%         + 29%
Italy                       89%             + 3%      11%          - 5%
Others                      52%              +2%      37%          + 6%          6%         + 32%           4%          + 33%

------------------------ -----------------------------------------------------------------------------------------------------

TOTAL*                       64%            + 10%      23%          + 5%          8%         + 16%          3%            -19%

* The split by business lines excludes "other  revenues" which represent a non significant  portion of the Total (3% in the US, 8%
in Australia/New Zealand, and 1% in the Netherlands).

(a)  Japan Investment & Savings revenues include group pension business.
(b)  UK Health  activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January
     1, 2003.
(c)  Other  premiums  for Belgium  include  Group  investment & savings and life  premiums  (split  unavailable).
(d)  AXA Health, subsidiary of AXA Asia Pacific Holdings, was sold in 2002.


                      ----------------------------------------Be Life Confident-----------------------------

APPENDIX 3
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - TWELVE MONTHS 2003

                   --------------------------------------------------------------------------------------------------------------
                          Personal              Personal               Commercial            Commercial            Other
                           Motor                Non-Motor                 Motor               Non-Motor            lines
                   ---------------------------------------------------------------------------------------------------------------
                   % Gross      Change     % Gross      Change    % Gross      Change    % Gross      Change    % Gross    Change
                   Revenues    on comp.    Revenues    on comp.   Revenues    on comp.   Revenues    on comp.   Revenues   on comp.
                                basis                   basis                   basis                  basis                basis
                   ---------------------------------------------------------------------------------------------------------------

-----------------  ---------------------------------------------------------------------------------------------------------------

France                35%       + 4%          31%       + 5%          8%       + 2%         27%      + 11%
Germany               29%       + 3%          32%       - 1%          3%       - 9%         25%       + 2%          11%     - 10%
United Kingdom(a)     10%      - 25%          20%      + 10%          6%       + 2%         34%      + 17%          30%        0%
Belgium               36%       + 4%          26%       - 4%          6%        +2%         30%       - 1%           2%     + 63%
Spain                 48%       + 5%          15%       + 9%         13%       + 1%         23%      + 27%           2%     - 11%
Italy                 62%       + 5%          30%       + 5%          0%      - 54%          8%      + 16%
Canada                39%       + 5%          18%      + 14%          9%       + 4%         34%      + 14%
Ireland(b)            64%       - 1%          15%       + 8%         21%       + 6%          0%        n/a
The Netherlands       16%       - 2%          16%       + 3%         37%       + 7%         31%         0%
Others                51%      + 13%          24%       + 8%          1%        n/a         22%       + 4%           1%     + 87%

-----------------  ---------------------------------------------------------------------------------------------------------------

TOTAL                 33%       + 2%          26%       + 4%          7%       + 2%         26%      + 10%           8%      - 1%

(a)  UK Health  activities have been reclassified from the Life & Savings segment to the Property & Casualty segment as of January
     1, 2003 (in "Other lines").
(b)  Ireland has stopped writing commercial non-motor business.


                      ----------------------------------------Be Life Confident-----------------------------

                                                                              11